UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Announces the Addition of a New Member to its Management Team

as Chief Operations Officer and the appointment of the Chief Technology Officer

Mexico City, January 14, 2025 – Vista Energy, S.A.B. de C.V. (“Vista”) (BMV: VISTA, NYSE: VIST) announced today that, effective today, Matías Weissel has been promoted to Chief Operations Officer (COO) of Vista, filling the position previously held by Juan Garoby, who will serve as our Chief Technology Officer (CTO). With the addition of Mr. Weissel to Vista’s management team, we strengthen our management capabilities and better position ourselves to continue adding value to our investors.

Mr. Weissel has held the position of Argentina’s Operations Manager since January 2023 and has collaborated with us since we commenced operations in April 2018. Prior to joining Vista, Mr. Weissel worked at YPF between 2010 and 2018, during which time he was part of the teams responsible for the development of the main projects in the Vaca Muerta formation. His roles had a special focus on accelerating the learning curve and optimizing drilling and well completion costs by implementing new technologies. Mr. Weissel is an industrial engineer from the Instituto Tecnológico de Buenos Aires (ITBA) in Argentina.

Juan Garoby served as Chief Operations Officer of Vista since August 2017 and has been involved with us since our incorporation on March 22, 2017. Mr. Garoby served as Interim Vice President of Exploration & Production of YPF from August 2016 until October 2016, and previously served in relevant positions at SLB and Baker Hughes. Mr. Garoby holds a bachelor’s degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires (ITBA) in Argentina.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors”, “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the United States Securities and Exchange Commission (“SEC”) on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com.

Enquiries

Investor Relations

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2025

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer